SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
         For the fiscal year ended December 31, 1998.



/  /     TRANSACTION  REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
         For the transaction period from ________________ to _______________.

Commission file number: 333-28729

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  HUBCO, Inc. and Subsidiaries Savings and Investment Plan for Bargaining Unit Employees

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Hudson United Bancorp
                  1000 MacArthur Boulevard
                  Mahwah, New Jersey  07430

                              Required Information

Item 4

         In lieu of the financial statements required by Item 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA (without scope limitations) for the fiscal years ended December 31, 1997 and December 31, 1998.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Plan administrators have duly caused this Form 11-K to be signed on their behalf by the undersigned, thereunto duly authorized, in the Township of Mahwah, State of New Jersey, on June 30, 1999.


                          HUBCO, Inc. and Subsidiaries Savings and Investment Plan for Bargaining Unit Employees

                                      D. LYNN VAN BORKULO-NUZZO
                          By: ---------------------------------------------
                               Name:  D. Lynn Van Borkulo-Nuzzo
                               Title:  Plan Administrator

                                     EXHIBIT






            HUBCO, Inc. And Subsidiaries Savings And Investment Plan

                          For Bargaining Unit Employees


              Financial Statements As Of December 31, 1998 And 1997


                                  Together With


                    Report Of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To HUBCO, Inc.:


We have audited the accompanying statements of net assets applicable to participants' equity of the HUBCO, Inc. and Subsidiaries Savings and Investment Plan for Bargaining Unit Employees (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets applicable to participants' equity with fund information for the year ended December 31, 1998. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the Plan as of December 31, 1998 and 1997, and the changes in net assets applicable to participants' equity for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets applicable to participants' equity with Fund Information is presented for purposes of additional analysis rather than to present the changes in net assets applicable to participants' equity with Fund Information for each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                ARTHUR ANDERSEN LLP


Roseland, New Jersey
June 15, 1999

            HUBCO, INC. AND SUBSIDIARIES SAVINGS AND INVESTMENT PLAN

                          FOR BARGAINING UNIT EMPLOYEES


           STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

                        AS OF DECEMBER 31, 1998 AND 1997



                                                                         1998             1997
                                                                     -------------    -------------
ASSETS:
   Cash and short-term investments, at cost which approximates
     fair market value                                                      $460           $3,112
   Investments, at fair market value-
     Mutual Funds                                                        325,625          267,231
     Common stock of Hudson United Bancorp                               133,996          146,641
                                                                     -------------    -------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY                           $460,081         $416,984
                                                                     =============    =============


The accompanying notes to financial statements are an integral part of these statements.

            HUBCO, INC. AND SUBSIDIARIES SAVINGS AND INVESTMENT PLAN

                          FOR BARGAINING UNIT EMPLOYEES


         STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS'
                          EQUITY WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                           Federated Securities Corp.
                                                                                           --------------------------
                                                                                           Intermediate
                                                                                Employer    Government     Stock
                                                                              Stock Fund      Trust        Trust
                                                                                ---------    ---------    ---------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning of year .............. $ 149,753    $ 124,789    $  57,306

ADDITIONS (DEDUCTIONS):
   Contributions-
     Employees ................................................................     6,065       20,741        9,341
     Employer .................................................................    11,387            0            0
   Transfers to (from) funds ..................................................      (119)        (505)         311
   Net realized/unrealized appreciation (depreciation) of investments .........   (28,026)       9,706       10,590
   Distributions ..............................................................    (2,343)     (13,191)      (2,187)
                                                                                ---------    ---------    ---------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year .................... $ 136,717    $ 141,540    $  75,361
                                                                                =========    =========    =========


                                                                             Federated Securities Corp.
                                                                             --------------------------

                                                                                Growth       Stock and
                                                                                Trust        Bond Fund     Total
                                                                                ---------    ---------    ---------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning of year ............ $  55,674    $  29,462    $ 416,984

ADDITIONS (DEDUCTIONS):
   Contributions-
     Employees ..............................................................     6,243        3,231       45,621
     Employer ...............................................................         0            0       11,387
   Transfers to (from) funds ................................................        32          281            0
   Net realized/unrealized appreciation (depreciation) of investments .......     9,691        3,462        5,423
   Distributions ............................................................    (1,403)        (210)     (19,334)
                                                                              ---------    ---------    ---------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year .................. $  70,237    $  36,226    $ 460,081
                                                                              =========    =========    =========


              The accompanying notes to financial statements are an integral part of this statement.

            HUBCO, INC. AND SUBSIDIARIES SAVINGS AND INVESTMENT PLAN

                          FOR BARGAINING UNIT EMPLOYEES


                          NOTES TO FINANCIAL STATEMENTS



(1)  DESCRIPTION OF THE PLAN:

       The HUBCO, Inc. and Subsidiaries Savings and Investment Plan for Bargaining Unit Employees (the "Plan") is a defined contribution plan covering all bargaining unit employees of Hudson United Bancorp, formerly HUBCO, Inc. (the "Company"). The Plan became effective July 1, 1992. At that time, the balances of the bargaining unit employees were transferred out of the Savings and Investment Plan for Non-Bargaining Unit Employees. Employees are eligible to be admitted to the Plan upon completion of one year of service and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Plan participants may make a basic contribution of 3% to 6% of their annual compensation, as defined. The Company contributes 25% of each employee's basic contribution to a maximum of 6% of eligible compensation. Effective January 1, 1997, the Plan was amended to indicate that all employer contributions will be allocated to the Employer Stock Fund.

       All participants are immediately and fully vested in all participant contributions and the assets derived from their investment. Employees become fully vested in Company contributions and the assets derived from their investment in the event of any one of the following: attainment of age 65, upon retirement due to disability, death, plan termination, or the completion of five years of service with the Company. Forfeitures of nonvested Company contributions for participants are used to reduce Company matching contributions to the Plan.

       Under the provisions of the Plan, participating employees may elect to invest their contributions in the following five investment funds.

        Federated  Intermediate                Invests  in  United  States
        Government Trust                       Government  Agency Securities
                                               that generally mature within
                                               five years from the date of
                                               purchase.

        Federated Stock Trust                  Invests in a  portfolio  of
                                               common  stocks with an emphasis
                                               on large  capitalized companies.

        Federated Growth Trust                 Invests  in common stock of
                                               companies with prospects for
                                               above average growth.

        Federated Stock and                    Invests in a balanced portfolio
        Bond Fund                              of high quality common stocks,
                                               United States Government Agency
                                               Securities and corporate bonds
                                               rated "A" or better.

        Employer Stock Fund                    Established to invest in the
                                               common stock of Hudson United
                                               Bancorp (formerly  HUBCO, Inc.)

       Pursuant to a Plan provision, upon termination of employment, or if prior to termination upon approval of the Plan administrator, employees may receive a lump sum payment equal to the value of their account unless another method of payment has been selected and agreed to by the Employee Benefits Committee. Benefit payments are distributed in cash to employees participating in the Federated Income Funds. Benefit payments are distributed to participants in the Employer Stock Fund in the form of the Company's stock, unless there are fractional shares which are distributed in cash.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       The accounting records of the Plan are maintained on the accrual basis and investment transactions are recorded on a settlement date basis.

       Investments are stated at their aggregate fair value. Investments which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The market value of the participation units in the Federated funds is based on quoted market value on the last business day of the Plan year.

       Expenses related to the administration of the Plan are paid for by the Company. All trust expenses are paid by the Plan.

       The  change  in the  difference  between  fair  value  and  the  cost  of investments  is  reflected  in the  statement  of  changes  in net assets applicable to participants' equity with fund information as net appreciation (depreciation) of investments, along with gains or losses realized on the sale of investments, which are determined using a specific identification basis.

(3)  INVESTMENTS:

       The Plan's investments are held by Hudson United Bank (a subsidiary of the Company) and Federated Securities Corp.

       The fair value of individual investments that represent 5% or more of the Plan's year-end net assets are as follows-


                                                           1998              1997
                                                       --------------    --------------
        Hudson United Bancorp Common Stock                 $133,996          $146,641
        Federated Intermediate Government Trust             141,653           124,789
        Federated Growth Trust                               70,482            55,674
        Federated Stock Trust                                75,675            57,306
        Federated Stock and Bond Fund                        36,359            29,462


(4)  TRANSACTIONS WITH PARTIES IN INTEREST:

       At December 31, 1998 and 1997, the Plan held 4,448 and 3,860 shares of common stock, respectively, of the Company with a fair value of $133,996 and $146,641, respectively. The shares were originally acquired at cost of $85,603 and $65,992, respectively. Dividend income from this investment was $7,972 and $7,697 for the years ended December 31, 1998 and 1997, respectively.

(5)  INCOME TAX STATUS:

       The Plan has received a favorable determination letter dated April 6, 1995 from the Internal Revenue Service indicating that the Plan is a qualified trust and exempt from Federal income taxes under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The Plan is
       required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for Federal income taxes has been provided in the accompanying financial statements.

       Employees participating in the Plan are not subject to Federal income tax on amounts contributed until such time that their participating interest in the Plan is distributed to them.

(6)  PLAN TERMINATION:

       Although Hudson United Bancorp has not expressed any intent to do so, Hudson United Bancorp has the right under the Plan to terminate the Plan subject to the provision of ERISA.

                                                                      SCHEDULE I


            HUBCO, INC. AND SUBSIDIARIES SAVINGS AND INVESTMENT PLAN

                          FOR BARGAINING UNIT EMPLOYEES


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                    EMPLOYER IDENTIFICATION NUMBER 22-2405746

                                    PLAN #004





                                                                                                 (e) Current
  (a)     (b) Identity of Issuer      (c) Description of Investment            (d) Cost               Value
  ---
         --------------------------    --------------------------------------  -------------    ---------------
         MUTUAL FUNDS:
            Federated                  1,180 units of Federated
              Securities Corp.            Money Market Trust                       $1,180             $1,180

            Federated                  13,002 units of Federated
              Securities Corp.            Intermediate Government Trust           134,564            141,653

            Federated                  2,055 units of Federated Stock Trust        70,029             75,675
              Securities Corp.

            Federated                  2,445 units of Federated Growth Trust       56,608             70,482
              Securities Corp.

            Federated                  1,925 units of Federated Stock and
              Securities Corp.            Bond Fund                                34,002             36,359
                                                                               -------------     --------------

                                                                                  296,383            325,349
         COMMON STOCK:
*           Hudson United              4,448 shares common stock
              Bancorp, Inc.                                                        85,603            133,996
                                                                               -------------     --------------

                                                                                 $381,986           $459,345
                                                                               =============     ==============

                           * Denotes party-in-interest



                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                                                                     SCHEDULE II


            HUBCO, INC. AND SUBSIDIARIES SAVINGS AND INVESTMENT PLAN

                          FOR BARGAINING UNIT EMPLOYEES


               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (A)

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                    EMPLOYER IDENTIFICATION NUMBER 22-2405746

                                    PLAN #004


                                                                                                               (e) Current Value of
                                                                   Number of      (c) Purchase    (d) Cost of          Asset on
(a) Identity of Party Involved      (b) Description of Asset      Transactions         Price           Asset      Transaction Date
--------------------------------    --------------------------- --------------    -------------    -----------    ------------------
Federated Securities Corp.          2,655 units of Federated          37            $28,553          $28,553        $28,553
                                       Intermediate Government
                                       Trust

Hudson United Bancorp               785 shares of Hudson United       19             21,545           21,545         21,545
                                       Bancorp Common Stock



(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets as of the beginning of the Plan year.



         The accompanying notes to financial statements are an integral part of this schedule.